Exhibit 12
Ally Financial Inc.

Ratio of Earnings to Fixed Charges

	Three months ended March 31,	Year ended December 31,
($ in millions)	2018 (a)	2017 (a)	2016 (a)	2015 (a)	2014 (a)	2013 (a)
Earnings
Consolidated net income from continuing operations	$252	$926	$1,111	$897	$925	$416
Income tax expense (benefit) from continuing operations	76	581	470	496	321	(59)
Equity-method investee earnings	(6)	(14)	(18)	(52)	(18)	(15)
Consolidated income from continuing operations before income taxes, minority interest, and income from equity investees	322	1,493	1,563	1,341	1,228	342
Fixed charges	799	2,878	2,641	2,460	2,826	3,344
Earnings available for fixed charges	$1,121	$4,371	$4,204	$3,801	$4,054	$3,686
Fixed charges
Interest, discount, and issuance expense on debt	$795	$2,862	$2,624	$2,443	$2,810	$3,330
Portion of rentals representative of the interest factor	4	16	17	17	16	15
Total fixed charges	$799	$2,878	$2,641	$2,460	$2,826	$3,345
Ratio of earnings to fixed charges	1.40	1.52	1.59	1.55	1.43	1.10

(a)
For all periods presented, the operating results of our discontinued operations have been removed from continuing operations. We report these businesses separately as discontinued operations in the Condensed Consolidated Financial Statements. Our discontinued operations relate to previous discontinued operations in our Automotive Finance operations, Insurance operations, and Corporate Finance operating segments, and other operations for which we continue to have wind-down, legal, and minimal operational costs. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.